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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


UNDERSTANDING THE ORGANIZATIONAL DESIGN AND SELECTION PROCESS

As the Hewlett-Packard-Compaq integration planning moves forward, employees are asking questions about the new HP's organizational design and the job selection process in the post-merger company.

Naturally, employees want to know how the pending merger will affect them. Will I have a job in the new HP? When will I know? How will the selection process work? Who will decide?

This article provides an overview of the process, as well as the general guidelines that will be used to make decisions. An HP-Compaq Human Resources team -- with representation from the businesses and geographies -- will continue to flesh out details in the coming weeks, with the goal of addressing additional employee questions as more information becomes available.

STRATEGY DRIVES DESIGN

Launching the new company will not mean drastic changes for the majority of employees. However, by the time of launch, we will make a number of announcements, including anticipated product roadmaps, go-to-market plans and additional management appointments. Implementation at a local level will be subject to consultation where legally required. Launch day, also referred to as "Day 1," will occur some time following the legal close of the merger. More information will be shared regarding the date as it becomes available.

For the company's ongoing success, the new HP must continue to deliver on its strategy in the market. As a result, our business and customer needs drive organizational design, which in turn will drive -- and precede -- the selection process.

The majority of the new HP's approximately 150,000-person workforce will continue doing the same job when the organizational design and selection process is completed. For the organizations that will experience changes, the goal is to obtain accurate information about the impact on employees as soon as possible. The integration team realizes that prolonged uncertainty is extremely difficult and will strive to confirm strategy, organization and selection decisions as quickly as possible.

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Completing the entire organizational design and selection process for the new company is expected to take several months. In many jurisdictions, consultation with works councils and employee representatives will be required before final decisions are made at a local level. While the businesses and functions will use a consistent design and selection approach wherever possible, they will not move in perfect parallel through the process. Strategy, customer needs and legal constraints will drive each group's timeline for determining organizational design and selection.

The intent is to minimize disruption for customers and ensure a seamless transition during integration. Selection of the customer-facing management roles is the top priority, so the customer-facing, "go-to-market" organizations will be completed as swiftly as possible.

TWO PRIMARY APPROACHES

To build the new organizational structure, where legally permitted, the company intends to use two primary methods for selection: "adopt and go" and managed selection. Where other selection criteria are mandated by law or determined in consultation with works councils, those criteria will be used. Given the urgency and size of the task, the integration team created a clear, streamlined process to minimize the period of uncertainty for employees and ultimately create one strong new company.

"ADOPT AND GO"

In "adopt and go," a team or organization will migrate as an almost-complete entity into the new HP. This method will be used when the business or functional strategy demonstrates that we need to continue specific businesses or product lines, or that we need to keep just one of two duplicate teams. Most of the employees from the "adopted" team will be retained to maintain the essential knowledge, skills and continuity that come from working as an intact group.

In some cases, employees who work on teams that won't continue in their current form may be asked to work with the product line or team that has been selected/adopted. In addition, some employees in product lines that have not been selected may be asked to stay on to help manage the transition.

MANAGED SELECTION

Where legally permitted, the managed selection method will be used to build a new management structure or organization by selecting individuals from existing groups (e.g., combining the finance functions or sales-management functions from HP and Compaq).

In managed selection, organizational design will generally proceed "top down" within each business and function, with selected leaders building their specific organizations layer by layer. As each layer of managers is selected, the managers, in turn, will select their direct reports from candidates from both companies.

In many instances, managers who have personal knowledge of the employees will be involved in decision-making meetings that HR will facilitate.

In the United States, employees who do not have a position after the "adopt and go" and managed selection decisions are made will have a specified length of time in which to apply for open requisitions. If they are not selected during this timeframe, they will receive severance benefits and outplacement assistance.

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In other countries, this process and timing, as well as severance packages, will vary by country, based on local legal requirements and consultation with works councils and employee representatives as appropriate.

WHAT DO I DO IN THE MEANTIME?

Unless employees are otherwise notified, they should continue to perform their current jobs. In the coming weeks, HP and Compaq internal communications will provide more information -- FAQs, articles and resources for managers -- as the selection process details are finalized. In addition, businesses will continue to work on their organizational designs, with the intent of beginning to announce subsequent management layers soon after Day 1.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the Merger or the closing of the Merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the Merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.

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